 Exhibit 99.7

SK Energy LLC	AMERICAN RESOURCES, INC.

Large Ring Energy, Inc. Shareholders Note Strong Lack of Support of Board and Management at Annual Meeting and Continue to be Concerned with Erosion of Shareholder Value, Conflicts of Interest and Potential Violations of Fiduciary Duties

HOUSTON, TX, December 17, 2020 /PRNewswire/-- American Resources, Inc., and SK Energy LLC, the investment vehicle of Dr. Simon Kukes, one of the largest shareholders of Ring Energy, Inc. (NYSE: REI), announced today that they believe the strong lack of support shown by the shareholders of Ring Energy at its December 15, 2020 Annual Meeting shows the Board needs to make changes as they no longer represent the best interests of all shareholders, and they continue to be concerned with the Board’s poor performance, conflicts of interest and potential violations of fiduciary duties and disclosure obligations.

While Ring Energy’s December 15, 2020 press release claims its shareholders voted “decisively” to approve the new Chairman and other Directors to the Board, less than half of the 68.6 million shares present and available to vote at the meeting actually voted in favor of the new Chairman and other Directors, with 55% of shares present (~37.8 million shares) withholding votes either directly or through broker non-votes. Hardly a “decisive” victory as portrayed by Ring Energy, with the reality being that most of the shares present at the meeting did not support and approve the new Chairman and other Directors, which was decidedly not the case in the past five years as illustrated in the chart below.

Director Votes	Votes For	Votes Withheld	Broker Non-Votes	Total
2020	45%	14%	41%	100%
2019	55%	11%	33%	100%
2018	65%	17%	18%	100%
2017	82%	2%	16%	100%
2016	83%	16%	N/A	100%

This clearly demonstrates a dramatic shift in shareholder support against the incumbent Board over the past few years.

SK Energy and American Resources believe the reason for this lack of support is due to Ring Energy’s significant underperformance relative to its peers in the oil and gas sector --- indeed, Ring Energy’s share price is down ~72% year to date through December 15th vs. a drop of ~34% in the XOP (SPDR S&P Oil & Gas Exploration & Production ETF) over the same period -- as well as the deep conflicts of interest on the Board and between the Board and its new CEO, the significant dilution created by Ring Energy’s recent equity offering, and Ring Energy’s potential fiduciary duty and disclosure issues related to the equity offering that was promptly followed by the termination of its Delaware asset sale, all of which have been previously discussed in recent announcements by SK Energy and American Resources.

In August 2020, SK Energy and American Resources proposed more than a dozen highly-qualified, independent individuals as candidates for the Board of Ring Energy – none of whom were submitted to shareholders for approval at the recent Annual Meeting – and SK Energy and American Resources again urge the Ring Energy Board to consider these candidates for immediate appointment to the Board.

575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079

SK Energy LLC	AMERICAN RESOURCES, INC.

SK Energy and American Resources continue to call upon each individual shareholder and institutional shareholder of Ring Energy to examine the actions of the Board of Directors with regard to the appointment and compensation of its new CEO and the sale of Ring Energy shares in October 2020, and to also examine all of the other potential distractions that the Board may face and examine potential fiduciary duty issues and conflicts of interest that the Board may have.

Given the significant lack of support of the Board as evidenced by their dismal Annual Meeting voting results, SK Energy and American Resources believe it is imperative that the incumbent Board heed the voice of its shareholders and promptly add shareholder representatives to the Board in an effort to improve the overall quality of corporate governance and help drive shareholder returns.

About SK Energy LLC and Dr. Simon Kukes
SK Energy LLC is an investment company owned by Dr. Simon Kukes, a globally-renowned oil and gas industry executive. Dr. Kukes has held various positions over the years, including as President and CEO of Tyumen Oil Company (TNK) where he was involved in the ~$20 billion merger of TNK and British Petroleum to form TNK-BP in 2003, and as CEO of Hess Corporation’s (NYSE: HES) Samara-Nafta subsidiary, where he was instrumental in the subsidiary’s $2.05 billion sale to Lukoil in 2013. He is also currently the largest shareholder, CEO and director of PEDEVCO Corp. (NYSE MKT: PED), an NYSE-listed oil and gas company active in the Permian and D-J Basins.

About American Resources, Inc.
American Resources, Inc. (“ARI”) is a Houston, Texas based oil and gas investment, development and operating company focused on acquisition of underexploited, distressed and/or undervalued oil and gas assets and companies where ARI believes its involvement can add value. ARI strives to maximize value through active management of assets and/or board level participation in its corporate investments.

About Ring Energy, Inc.
Founded in 2012, Ring Energy is a Midland, Texas-based oil and gas exploration, development and production company with current operations in the Permian Basin of West Texas and is recognized as the top producing oil basin in North America.

SOURCE: SK Energy LLC and American Resources, Inc.

575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079